INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

March 28, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File No. 811-21719 (the “Registrant”) on behalf of the Advisory Research MLP & Energy Infrastructure Fund (the “Fund”)

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 5, 2014, regarding Amendment No. 451 under the Investment Company Act of 1940 to the Registrant’s Form N-1A registration statement with respect to the Advisory Research MLP & Energy Infrastructure Fund series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Amendment Number 507 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PRIVATE PLACEMENT MEMORANDUM (“PPM”)

Principal Investment Strategies

1.
The second sentence in the first paragraph states that “The Fund’s investments will include securities of MLPs and their parent companies and other affiliates (collectively “MLP Entities”).”  Please confirm if parent companies and other affiliates are included in the 80% name rule test.

Response:   The Registrant confirms that parent companies and other affiliates of MLPs are included for purposes of satisfying the 80% name rule test.  For clarification the Registrant has revised the first three sentences of the first paragraph as follows:

“Under normal market conditions, the Fund will invest at least 80% of its total assets in equity and debt securities of master limited partnerships (“MLPs”) focused in the energy infrastructure sector, and in equity and debt securities of other companies focused in the energy infrastructure sector.  Companies focused in the energy infrastructure include MLP parent companies and other MLP affiliates (together with MLPs, “MLP Entities”), which may invest their assets in varying degrees in MLPs.  Some of these parent companies and other affiliates primarily own equity interests in MLPs, while others may jointly own assets with MLPs, and still others may only invest small portions of their assets in equity interests of MLPs.”

2.
The last sentence in the first paragraph states that “The Fund will also invest in MLP Entities and other companies operating in the natural resources sector, which includes companies principally engaged in owning or developing non-energy natural resources (including timber and minerals) and industrial materials, or supplying goods or services to such companies.”  Please confirm whether such MLP Entities and other companies operating in the natural resources sector are included for purposes of satisfying the 80% name rule test.

Response:   The Registrant confirms that it does not include MLP Entities or other companies operating in the natural resources sector,  for purposes of satisfying the 80% name rule test.

3.
The third paragraph states that “These other investments may include equity and debt securities of entities that own interests in MLPs or assets owned in common with MLPs.  The Fund will also invest in securities of entities that operate in industries similar to MLPs, such as energy infrastructure, even though such entities have no direct affiliation with an MLP.” Confirm whether these securities are included for purposes of satisfying the 80% name rule test.

Response:   The Registrant confirms that the securities of such entities will be included for purposes of satisfying the 80% name rule test only if such entities are focused in the energy infrastructure sector.

4.
The fourth paragraph states that “The Fund will purchase securities across the capital structure of MLP Entities, including equity and debt securities of MLPs and their affiliates.” Please confirm whether securities of such affiliates are included for purposes of satisfying the 80% name rule test.

Response:   The Registrant confirms that investments in MLP affiliates will be included for purposes of satisfying the 80% name rule test only if such entities are focused in the energy infrastructure sector.

Temporary Defensive Positions

5.	Reconcile the temporary defensive position disclosure in the Prospectus with the corresponding disclosure in the Statement of Additional Information.

Response:  The temporary defensive position disclosure in this section has been reconciled with the corresponding disclosure in the Statement of Additional Information.

Principal Risks of Investing

6.	Consider including Mid-Capitalization Risk disclosure in this section.

Response:  The disclosure regarding small-capitalization risk has been revised to add disclosure regarding mid-capitalization risk.

Management of the Fund – Investment Advisor

7.	Update assets under management as of December 31, 2013.

Response:  The Registrant has made the requested updates.

Federal Income Tax Consequences

8.	Provide disclosure regarding tax consequences if the Fund’s investments in MLPs are greater than 25%.

Response:  Disclosure has been added in this section to reflect the consequences if the Fund’s investment in MLPs is greater than 25%.

Financial Highlights

9.	Update Financial Highlights section to reflect information for the fiscal year ended November 30, 2013.

Response:  The Registrant has made the requested updates.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Cover Page

10.	Pursuant to Item 14(a)(iii) of Form N-1A, incorporate a statement whether and from where information is incorporated by reference into the SAI.

Response:  The Registrant has made the requested updates.

Service Providers

11.	Pursuant to Item 19(d) of Form N-1A, provide the dollar amounts paid for administration fees for the last three fiscal years.

Response:  The Registrant has made the requested updates.

Portfolio Transactions and Brokerage

12.	Pursuant to Item 25(a)(iii) of Form N-1A, disclose the dollar amounts of underwriting commissions for the last three fiscal years.

Response:  The Fund does not charge a sales load and therefore has not paid any underwriting commissions.

Portfolio Turnover

13.	Provide the updated portfolio turnover rates for the fiscal year ended November 30, 2013.

Response:  The Registrant has made the requested updates.

***

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing of the Amendment.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary

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